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                                                     Filed by Lennar Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                             Subject Company: Lennar Corporation
                                                   Commission File No: 001-11749

On April 3, 2000, Lennar Corporation, a Delaware corporation, and U.S. Home Corporation, a Delaware corporation, jointly issued the following press release:


                                                       Contact:
                                                       Bruce Gross
                                                       Chief Financial Officer
                                                       Lennar Corporation
                                                       (305) 229-6428


FOR IMMEDIATE RELEASE:

               LENNAR AND U.S. HOME FIX STOCKHOLDER MEETING DATES
               --------------------------------------------------

MIAMI, April 3, 2000 - Lennar Corporation (NYSE: LEN) and Home Corporation (NYSE: UH) each announced that the stockholders' meetings at which its stockholders will vote upon Lennar's acquisition of U.S. Home will be held on April 28, 2000.

As previously announced, Lennar and U.S. Home have agreed to a transaction in which Lennar will acquire U.S. Home for a combination of cash and Lennar common stock.

Lennar Corporation, founded in 1954, is headquartered in Miami, Florida. Lennar is one of the largest homebuilders in the United States with operations in Florida, California, Texas, Arizona and Nevada. Lennar's Financial Services Division provides residential mortgage services, title, closing and other ancillary services for Lennar homebuyers and other customers.

Detailed information about Lennar's acquisition of U.S. Home is contained in a Registration Statement filed with the Securities and Exchange Commission and in a Joint Proxy Statement/Prospectus which is included in that Registration Statement. Other materials relating to that transaction will be filed with the Securities and Exchange Commission. Investors are urged to read the relevant documents filed with the Securities and Exchange Commission because they contain important information.

     Materials filed with the Securities and Exchange commission are available electronically, without charge, at an Internet site maintained by the Securities and Exchange Commission. The address of that site is http://www.sec.gov. In addition, Lennar and U.S. Home are sending the Joint Proxy Statement/Prospectus to their stockholders and will make copies available to others, without charge, upon request.

     Certain statements contained in this press release may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the Company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended November 30, 1999 for a further discussion of these and other risks and uncertainties applicable to the Company's business.

     Previous press releases may be obtained through fax on demand by calling 1-800-758-5804 and entering extension number 507038.